FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No     X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Documentation of the General Ordinary and Extraordinary Shareholders Meeting summoned for September 9, 2009

FREE TRANSLATION FOR IMMEDIATE RELEASE

Buenos Aires, August 12, 2009

Securities and Exchange Commission

Dear Sirs,

RE.: Documentation of the General Ordinary and Extraordinary Shareholders Meeting summoned for September 9, 2009

I am writing you as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to present the documentation of the referred Shareholders Meeting that was summoned by the Board of Directors of the Company, at its meeting No. 251 held on August 4, 2009.

We hereby attach:

a)	The Notice of Summons of the Shareholders Meeting.

b)	The proposals of the Board with respect to the matters submitted for the consideration of the Shareholders Meeting.

As far as the Audit Committee’s opinion is concerned, regarding the reasonability of the proposals of the Board of Directors to the Shareholders Meeting with respect to: i) designation of External Auditors for Fiscal Year 2009 and ii) Fees of the External Auditors for the Financial Statements of Fiscal Year 2008, there are no changes with respect to the proposals made for the Shareholders Meeting convened for April 28, 2009, which were considered by the Audit Committee at its meeting No. 68.

As far as the remuneration for the Directors is concerned, it was agreed at the mentioned meeting No. 68 that the proposal made for the Shareholders Meeting convened for April 28, 2009 (P$3,500,000) is reasonable in terms of Article 2 inc. d) Chapter III of the Rules of the Comisión Nacional de Valores, taking into account the responsibilities, representation, technical activities, dedication to their duties, competence and professional reputation of the directors and the value of their services in the market, not resulting in violation of any law, regulation or by laws applicable to the Company. The proposal now being made due to the Shareholders Meeting convened for September 9, 2009 ($4,700,000), has been limited to increase, in strict proportion to the 16 months of service that the current Board of Directors has performed, the amount that was previously proposed for the normal period of 12 months. Consequently, the members of the Audit Committee have considered reasonable that the proposed fees would be adjusted in proportion to the increased duration of the functions performed by the directors.

Sincerely,

María Delia Carrera Sala

Attorney-in-fact

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TELECOM ARGENTINA S.A.

NOTICE OF ORDINARY AND EXTRAORDINARY SHAREHOLDERS GENERAL MEETING

The shareholders are summoned to an Ordinary and Extraordinary General Shareholders’ Meeting to be held on September 9, 2009, at 10:00 a.m. on a first call and at 11:00 p.m. on a second call (for matters related to the Ordinary Shareholders Meeting), at the corporate offices of Avda. Alicia Moreau de Justo No. 50, Ground Floor, City of Buenos Aires, to consider the following:

AGENDA

1)	1.a) Explanation of the reasons why the ordinary Shareholders Meeting is held outside the term prescribed for such meeting. 1.b) Appointment of two shareholders to approve and sign the Minutes of the Meeting.

2)

Review of the documents provided for in Section 234, Subsection 1 of Law Nº 19,550, the Comisión Nacional de Valores Regulation and the Listing Regulations of the Bolsa de Comercio de Buenos Aires, and of the accounting English language documents required by the U.S. Securities & Exchange Commission regulation for the 20th fiscal year ended on December 31, 2008.

3)	Consideration of the net income for the fiscal year and the proposal of the Board of Directors to allocate the amount of $12,633,414.- (5% of the fiscal year net income after previous fiscal years adjustments and loss deduction) to the Legal Reserve and to use the balance of the Accumulated Earnings as of December 31, 2008 ($240,034,873.-) to partially reconstitute the Legal Reserve which had been allocated to absorb the accumulated loss as of December 31, 2005 ($277,242,773.-).

4)	Review of the performance of the Board of Directors and the Supervisory Committee acting during the 20th fiscal year and until the date of this Shareholders’ Meeting.

5)	Determination of the Board of Directors’ compensation (P$4,700,000 - proposed amount) for the fiscal year ended on December 31, 2008, representing 1.93% of accountable earnings.

6)

Authorization of the Board of Directors to make advance payments of fees for up to P$4,000,000, payable to those directors acting during the 21st fiscal year, ad-referendum to the decision approved by the shareholders reviewing the documents of such fiscal year at the Shareholders’ Meeting.

7)

Determination of the fees payable to the Supervisory Committee acting during the 20th fiscal year in the amount of P$720,000. Authorization to make advances to the members of the Supervisory Committee who will act during the 21st fiscal year, contingent on the decision being adopted by the shareholders reviewing the documents of such fiscal year at the Shareholders’ Meeting.

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8)	Determination of the number of the regular and alternate directors for the 21st fiscal year and their election.

9)	Election of the regular and alternate members of the Supervisory Committee for the 21st fiscal year.

10)

Consideration of the resolution passed by the Board of Directors providing that the accounting firm “Price Waterhouse & Co. S.R.L” would continue to act as independent auditors of the financial statements for the 21st fiscal year until this Ordinary Shareholders’ Meeting is held. Eventual ratification of such resolution. Appointment of the independent auditors for the 21st fiscal year and determination of their compensation as well as their compensation corresponding to the fiscal ended December 31, 2008.

11)	Consideration of the budget to be assigned to the Audit Committee for fiscal year 2009.

12)	Review of the Merger Special Consolidated Balance Sheet of Cubecorp Argentina S.A. and Telecom Argentina S.A., prepared as of December 31, 2008 and the relevant report made by the Supervisory Committee.

13°)	Review of the Preliminary Merger Agreement executed by Cubecorp Argentina S.A. (as the acquired entity which will be dissolved without liquidation) and Telecom Argentina S.A. (as the surviving entity) and approved by Telecom’s Board of Directors on March 6, 2009.

14°)	Appointment of the persons authorized to execute the Final Merger Agreement and supplementary documents.

15°)	Appointment of the persons responsible for the proceedings necessary for the approval and registration of the merger.

THE BOARD OF DIRECTORS.

Note 1: To be able to attend the Shareholders’ Meeting, shareholders are required to deposit their book-entry share holding certificates issued for that purpose by Caja de Valores S.A., not later than three business days prior to the date set for the Shareholders’ Meeting, at Avda. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 to 12 a.m. and from 3 to 5 p.m. The deadline to submit the share certificate is September 3, 2009, at 5 p.m.

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Note 2: Items 1 to 11 of the Agenda will be considered according to the rules applicable to the ordinary shareholders’ meetings and items 12 through 15 will be considered under the rules applicable to extraordinary meetings.

Note 3: The documents to be dealt with at the Shareholders’ Meeting, including the proposals of the Board of Directors related to the issues to be considered, are available at the Telecom Argentina’s website: www.telecom.com.ar. Notwithstanding the foregoing, hard copies of such documents may be obtained at the place and time stated in Note 1.

Note 4: Pursuant to the provisions of General Resolution No. 465/2004 of the CNV, at the time of registration to participate at the Meeting, shareholders must supply the following information: name and surname or full corporate name; type and number of identity document (in the case of individuals) or registration details (in the case of legal entities), indicating Register, jurisdiction and domicile, specifying type. The same data shall be provided by the person attending the Meeting in the name and on behalf of the shareholder.

Note 5: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of Section II.9 of CNV Rules, to be able to cast a vote in divergent manner.

Note 6: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Meeting in order to file their proxies and sign the Attendance Book.

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PROPOSALS OF THE BOARD OF DIRECTORS CONCERNING THE ISSUES TO BE DISCUSSED AT THE SHAREHOLDERS’ MEETING.

The Board of Directors submits to the Shareholders the following proposals related to the business to be transacted at the Ordinary and Extraordinary Shareholders’ Meeting to be held on September 9, 2009:

First item: The Board proposes to inform shareholders, at the start of the Shareholders’ Meeting, about the reasons for its postponement (it was originally called for April 28, 2009 and temporarily suspended by judicial resolution) and how such postponement affects the proposals of the Board of Directors related to items 4, 5, 7 and 10 of the Agenda, since the other proposals are the same as those made in respect of the Meeting called for April 28, 2009.

Furthermore, the Board proposes the appointment of the two shareholders (or shareholders’ representatives) who registered the greatest number of shares to participate at the Meeting to approve and sign the Minutes thereof.

Second item: The Board proposes the approval of the documents corresponding to the fiscal year ended December 31, 2008 (Annual Report, Summary Information, Report under section 68 of the Listing Regulation of the Buenos Aires Stock Exchange, Financial Statements with all Schedules, Notes and Exhibits thereto, Report of the Supervisory Committee, Annual Report submitted by the Audit Committee, and all other documents of the fiscal year, including English language documents required by the Securities & Exchange Commission), as approved by the Board of Directors, the Supervisory Committee, and the Audit Committee, respectively.

Third item: the Board proposes to allocate the amount of P$12,633,414.- (5% of the fiscal year net income after previous fiscal years adjustments and loss deduction) to the Legal Reserve and to use the balance of the Accumulated Earnings as of December 31, 2008 (P$240,034,873.-) to partially reconstitute the Legal Reserve that the Shareholders Meeting held on April 27, 2006 decided to allocate to absorb the accumulated loss as of December 31, 2005 (P$277,242,773.-). No capitalization of capital monetary adjustment is proposed as the current outstanding capital amount is deemed adequate.

Fourth item: The performance of the members of the Board of Directors and of the Supervisory Committee acting during the 20th fiscal and until the date of this Shareholders’ Meeting to be held on September 9, 2009 is to be considered at the Meeting.

Fifth item: An aggregate fee of P$4,700,000.- is proposed to be assigned to the Board of Directors acting during fiscal year 2008 (amount which represent 1.93% of accountable earnings), delegating to the Board of Directors the authority to distribute such amount as it may deem convenient. The amount proposed compensates the duties performed by the directors until the date of the Meeting called for September 9, 2009 (16 months of service).

Sixth item: It is proposed that the Meeting authorize the Board of Directors to make advance payments up to an aggregate amount of P$4,000,000.- to those directors acting during the 21st fiscal year (as from September 9, 2009 and until the Meeting that designates their substitutes), ad-referendum to the decision to be approved by the Shareholders’ Meeting reviewing the financial statements of such fiscal year. Additionally it is proposed that the Meeting authorize the Board of Directors to increase such amount in the event of inflation.

Seventh item: An aggregate compensation of P$720,000.- is proposed to be distributed in equal portions among the three members of the Supervisory Committee acting during the 20th fiscal year. The amount proposed would compensate the duties performed by the members of the Supervisory Committee until the date of the Meeting called for September 9, 2009 (16 months of service). Furthermore, it is proposed to authorize the Board of Directors to make advance payments for up to the same amount to the members of the Supervisory Committee acting during the 21st fiscal year (as from September 9, 2009 and until the Meeting that designates their substitutes). The Board of Directors is authorized to increase such amount in the event of inflation.

Eighth and Ninth items: The Board of Directors abstains from submitting a proposal in respect of these items. In such regard, the Corporate Bylaws provide that the Shareholders’ Meeting should appoint no less than three and no more than nine directors to hold office for one fiscal year and the same or a lower number of alternate directors. Furthermore, the shareholders who propose candidates to serve on the Board of Directors and the Supervisory Committee are reminded of the requirement to inform the Meeting if the candidates are “independent” or “non-independent”. The Board of Directors also reminds the shareholders that, to form part of the Audit Committee, at least three regular directors must be “independent” under Rule 10 A-3 of the Securities & Exchange Commission and at least two of them must be “independent” under the rules of the Comisión Nacional de Valores. Furthermore, one or more alternate directors qualifying as “independent directors” under both regulations must be appointed for the eventual replacement of regular Audit Committee members.

Tenth item: The Board of Directors proposes that the shareholders should confirm the resolution approved by them providing that the accounting firm “Price Waterhouse & Co. S.R.L.” (which acted as Independent Auditors of the Company during the previous fiscal year) would continue to act as such for this fiscal year until the Ordinary Shareholders’ Meeting is held. It is also proposed that such firm be appointed as independent auditors for fiscal year 2009 and on approval of such proposal, as of the third quarter of this fiscal year, Alejandro Pablo Frechou would act as regular certifying accountant and Carlos Néstor Martinez as his alternate.

Furthermore, it is also proposed that the compensation of the Independent Auditors be fixed at the Meeting that reviews the documents corresponding to the fiscal year ending on December 31, 2009, and delegates to the Audit Committee the powers to determine the manner in which the service will be rendered and to make advance payments of fees. In respect of the compensation for financial statement audit services rendered by the Independent Auditors during the fiscal year ended December 31, 2008, it is proposed that total compensation be set at P$3,136,500., amount not including VAT, of which P$1,455,000. is assigned to the audit of the financial statements and P$1,681,500 for fees payable for audit services provided in connection with certification under Section 404 of the Sarbanes-Oxley Act.

Eleventh item: In accordance with the estimate made by the Audit Committee, the Board of Directors proposes that the budget for the operation of the Audit Committee during the fiscal year ending December 31, 2009 be set in the amount of P$750,000.

Twelfth item: The Board of Directors proposes that the Shareholders’ Meeting approve the Consolidated Special Merger Financial Statements of Cubecorp Argentina S.A. and Telecom Argentina S.A. prepared as of December 31, 2008 and the relevant report of the Supervisory Committee which have been submitted by the Board of Directors and the Supervisory Committee, respectively.

Thirteenth item: The Board of Directors proposes that the Shareholders’ Meeting approve the Preliminary Merger Agreement which was executed by Cubecorp Argentina S.A. (as the acquired entity which will be dissolved without liquidation) and Telecom Argentina S.A. (as the surviving entity) and approved by Telecom’s Board of Directors on March 6, 2009.

Fourteenth item: The Board of Directors proposes that the Shareholders’ Meeting authorize the regular directors appointed at the Meeting so that any of them indistinctly may execute the Final Merger Agreement with Cubecorp Argentina S.A. and any supplementary documents.

Fifteenth item: The Board of Directors proposes to appoint Maria Delia Carrera Sala, Andrea Viviana Cerdan, Graciela Matilde Lazzati, Alejandra Lea Martinez, Solange Barthe, Pedro Gastón Insussarry and Marcelo Fabián Kozak as attorneys-in-fact so that any of them individually and indistinctly may take all the steps necessary for the approval and registration of the merger of Telecom Argentina S.A. and Cubecorp Argentina S.A.

Enrique Garrido
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 12, 2009	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors